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SECUR 02018210 OMMISSION

20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-47023~~ 8-43843

RECEIVED MAR 01 2002 335

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2001 AND ENDING 12/31/2001

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Nike Securities, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1001 Warrenville Road, Suite 300
(No. and Street)

Lisle	Illinois	60532
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

W. Scott Jardine (630) 241-8798
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

180 North Stetson	Chicago	IL	60601
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 12 2002
THOMSON FINANCIAL

CHECK ONE:
[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

3/12/02 SS

NIKE SECURITIES L.P. AND SUBSIDIARY

TABLE OF CONTENTS

This report contains (check all applicable boxes):

AFFIRMATION

I, Mark R. Bradley, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Nike Securities L.P., as of December 31, 2001, are true and correct. I further affirm that neither the Partnership nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Mark R Bradley 2-26-02
Signature Date

Chief Financial Officer
Title

Kelly A Kupetis 2-26-02
Notary Public

"OFFICIAL SEAL"
KELLY A. KUPETIS
Notary Public, State of Illinois
My Commission Expires 06/28/04

Deloitte & Touche LLP
Two Prudential Plaza
180 North Stetson Avenue
Chicago, Illinois 60601-6779

Tel: (312) 946-3000
Fax: (312) 946-2600
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Partners of
Nike Securities L.P.:

We have audited the following consolidated financial statements of Nike Securities L.P. and subsidiary (the "Partnership") for the year ended December 31, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These consolidated financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Nike Securities L.P. and subsidiary at December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The following unconsolidated supplemental schedules of Nike Securities L.P. as of December 31, 2001, are presented for the purpose of additional analysis and are not a required part of the basic consolidated financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

These schedules are the responsibility of the Partnership's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic consolidated financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic consolidated financial statements taken as a whole.

Deloitte & Touche LLP

February 22, 2002

NIKE SECURITIES L.P. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

CASH AND CASH EQUIVALENTS	$ 2,918,606
CASH SEGREGATED FOR REGULATORY PURPOSES	300,000
DEPOSITS WITH CLEARING ORGANIZATIONS	2,182,186
DEPOSITS WITH OTHER ORGANIZATIONS	90,991
RECEIVABLES:	
Brokers, dealers, and clearing organizations	3,385,566
Customers	3,845,366
Affiliates	2,376,239
Interest	44,962
Other	2,834,913
Total receivables	12,487,046
SECURITIES OWNED, PLEDGED AS COLLATERAL	10,413,165
OFFICE FURNISHINGS AND EQUIPMENT - At cost, less accumulated depreciation of $2,244,946	1,779,400
LEASEHOLD IMPROVEMENTS - At cost, less accumulated amortization of $664,237	694,923
GOODWILL - At cost, less accumulated amortization of $1,539,863	1,460,137
OTHER ASSETS	1,529,960
TOTAL ASSETS	$33,856,414

LIABILITIES AND PARTNERS' CAPITAL

SHORT-TERM BANK BORROWINGS	$ 9,330,721
SECURITIES SOLD, NOT YET PURCHASED	575,874
PAYABLES:	
Brokers, dealers and clearing organizations	2,704,539
Customers	13,889
Affiliates	371,981
Total payables	3,090,409
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES	2,525,513
MINORITY INTEREST IN SUBSIDIARY	773,896
PARTNERS' CAPITAL	17,560,001
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$33,856,414

See notes to consolidated financial statements.

NIKE SECURITIES L.P. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2001

REVENUE:	
Principal transactions	$32,865,477
Commissions	1,495,411
Interest and dividends	838,184
Other	2,385,159
Total revenue	37,584,231
EXPENSES:	
Employee compensation and benefits	18,251,652
Dealer volume concessions	4,510,687
Promotion	5,703,520
Printing	2,640,521
Fees and licenses	2,336,102
Occupancy and equipment	2,112,691
Interest	433,213
Professional fees	1,464,346
Depreciation and amortization	1,141,640
Other operating expenses	2,720,966
Total expenses	41,315,338
Net loss before minority interest	(3,731,107)
Minority interest in net loss of subsidiary	726,104
NET LOSS	$ (3,005,003)

See notes to consolidated financial statements.

NIKE SECURITIES L.P. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CHANGES IN PARTNERS' CAPITAL
YEAR ENDED DECEMBER 31, 2001

PARTNERS' CAPITAL AT JANUARY 1, 2001	$21,676,108
Capital contributions	1,750,000
Capital withdrawals	(2,861,103)
Net loss	(3,005,003)
PARTNERS' CAPITAL AT DECEMBER 31, 2001	$17,560,002

See notes to consolidated financial statements.

NIKE SECURITIES L.P. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (3,005,003)
Adjustments to reconcile net income to cash from operating activities:	
Depreciation and amortization	1,141,640
Discount on sales of receivables	4,476,394
Minority interest in net loss of subsidiary	(726,104)
Changes in assets and liabilities:	
Cash segregated for regulatory purposes	50,000
Deposits with clearing organizations	1,077,090
Deposits with other organizations	(6,939)
Receivables:	
Brokers, dealers and clearing organizations	(799,422)
Customers	(94,570,785)
Interest	(44,962)
Affiliates	(140,040)
Other	1,355,792
Securities owned	12,102,215
Other assets	633,957
Securities sold, not yet purchased	195,725
Payables:	
Brokers, dealers and clearing organizations	(791,756)
Affiliates	2,593
Customers	13,889
Accounts payable and accrued liabilities	(2,974,087)
Net cash from operating activities	(82,009,803)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchases of office furnishings and equipment, and leasehold improvements	(844,026)
Proceeds from sales of receivables	92,065,087
Net cash from investing activities	91,221,061
CASH FLOWS FROM FINANCING ACTIVITIES:	
Short-term bank borrowings, net	(7,022,198)
Capital contributions	1,750,000
Capital contributions from minority interest	1,500,000
Capital withdrawals	(2,861,103)
Net cash from financing activities	(6,633,301)
NET INCREASE IN CASH AND CASH EQUIVALENTS	2,577,957
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	340,649
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 2,918,606
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Interest paid	$ 453,855

See notes to consolidated financial statements.

NIKE SECURITIES L.P. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2001

1. DESCRIPTION OF BUSINESS

Organization - Nike Securities L.P. (the "Partnership"), an Illinois limited partnership, is a registered securities broker-dealer specializing in the underwriting, trading and distribution of unit investment trusts and other securities. The Partnership acts as the sponsor for various series, including The FT Series, The First Trust Combined Series, The First Trust Special Situations Trust, The First Trust Insured Corporate Trust, The First Trust of Insured Municipal Bonds, and The First Trust GNMA (collectively, the Trusts). The general partner of the Partnership is Nike Securities Corporation (1%), an Illinois corporation controlled by the Robert D. Van Kampen family. The limited partner is Grace Partners of DuPage L.P. ("Grace"), an Illinois limited partnership (99%).

The Partnership has a controlling interest in BondWave L.L.C., a Delaware limited liability company and a registered securities broker-dealer specializing in owning and developing an electronic system designed to aggregate retail demand in the fixed income securities market place in the United States and in foreign countries, and to provide licenses to third parties to use such system.

2. SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation - The consolidated financial statements include the accounts of BondWave, L.L.C., the Partnerships' majority owned, controlled subsidiary. All significant intercompany balances have been eliminated.

Cash and Cash Equivalents - Cash and cash equivalents primarily consist of demand deposits.

Restricted Cash - Restricted cash of $300,000 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934.

Securities Owned and Securities Sold, Not Yet Purchased - Securities owned and securities sold, not yet purchased, other than unit investment trusts, are carried at publicly quoted values or amounts that approximate quoted values or amounts that approximate quoted values for securities of comparable quality, maturity and interest rate. Unit investment trusts are carried at redemption value. Proprietary securities transactions and related revenues and expenses are recorded on a trade-date basis. Receivables and payables relating to trades pending settlement are reflected as a net balance in the consolidated statement of financial condition.

Customers' Securities Transactions - Customer securities transactions and the related revenues and expenses are recorded on a trade-date basis.

Office Furnishings and Equipment and Leasehold Improvements - Depreciation is calculated over the estimated useful lives of such assets. Office furnishings and equipment are carried at cost, net of accumulated depreciation, and are being depreciated over a five-year period. Leasehold improvements are carried at cost and amortized over the life of the applicable lease agreement.

Goodwill - Goodwill represents the excess of the purchase price paid over the fair value of the net assets acquired and is being amortized on the straight-line basis over 20 years, subject to an annual impairment

test under Statement of Financial Accounting Standard ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of."

Federal Income Taxes - The Partnership is not subject to federal income tax as all taxable income or loss of the Partnership is includable in the federal income tax returns of the partners.

Management's Use of Estimates - The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from those estimates.

3. ADOPTION OF ACCOUNTING PRONOUNCEMENTS

In September 2000, the Financial Accounting Standards Board ("FASB") issued SFAS No. 140, Accounting for Transfers and Servicing Financial Assets and Extinguishments of Liabilities - a replacement of SFAS No. 125, which requires separate presentation in the consolidated statement of financial condition of assets pledged as collateral. SFAS No. 140 further revises and clarifies rules regarding recognition and measurement for security transactions which became effective April 1, 2001. The adoption of this statement does not have a significant impact on the Partnership's financial position or results of operations.

4. RECENT ACCOUNTING PRONOUNCEMENTS

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 changes the accounting for goodwill and indefinite-lived intangible assets from an amortization method to an impairment-only approach. Amortization of goodwill and indefinite-lived assets, including goodwill recorded in past business combinations, will cease upon adoption of SFAS No. 142. The transition adjustment resulting from adoption must be reported in net income as the cumulative effect of a change in accounting principle. The Partnership does not expect the adoption of SFAS No. 142 will have a significant impact on its financial position or results of operations.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses the financial accounting and reporting for the impairment or disposal of long-lived assets. This statement supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business. The Partnership adopted SFAS No. 144 on January 1, 2002, which did not have significant impact on the Partnership's financial position or results of operations.

5. SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

Securities owned and securities sold, not yet purchased by the Partnership at December 31, 2001, consisted of:

	Securities Owned	Securities Sold, Not Yet Purchased
Unit investment trusts	$ 8,309,736	$ 575,874
State and municipal obligations	2,092,579	
Corporate bonds	10,850	
Total	$10,413,165	$ 575,874

Securities sold, not yet purchased, represent obligations of the Partnership to deliver the specified security at the contracted price, and thereby create a liability to purchase the security in the market at prevailing prices which may differ from the market values reflected in the statement of financial condition.

Securities owned, pledged to creditors represents proprietary positions that have been pledged as collateral to counterparties on terms that permit the counterparty to sell or repledge the securities to others, subject to certain limitations.

6. SHORT-TERM BANK BORROWINGS

Short-term bank borrowings are collateralized principally by securities owned by the Partnership on a settlement date basis. Customer securities pledged at December 31, 2001 totaled $1,038,452. The short-term bank borrowings also bear interest at variable rates based on the Federal Funds rate plus 62.5 basis points. These borrowings are payable upon demand.

7. LETTERS OF CREDIT

The Partnership, in the ordinary course of business, is contingently liable under outstanding letter of credit agreements aggregating $24,378,626 at December 31, 2001.

8. FINANCIAL INSTRUMENTS

All of the financial instruments of the Partnership are carried at amounts that approximate fair value.

9. COMMITMENTS

Annual lease commitments, primarily for office facilities and equipment, are subject to adjustments for costs including operating expenses and taxes, under noncancelable operating leases approximate $1,169,300 in 2002, $1,185,300 in 2003, $1,157,500 in 2004, $1,156,300 in 2005, $1,161,900 in 2006, and $886,800 thereafter. Rental expense for the year ended December 31, 2001 was $1,077,964.

10. RELATED-PARTY TRANSACTIONS

Operations of the Partnership are conducted in facilities and by personnel shared with an affiliate. The Partnership has an informal sublease arrangement with this affiliate for its office space. During the year ended December 31, 2001, the affiliate paid the Partnership $213,951 under this arrangement.

The Partnership is reimbursed by the Trusts for certain organization and offering costs paid by the Partnership on behalf of such Trusts.

The Partnership receives a deferred sales charge from the sale of units of certain unit investment trusts. These deferred amounts are recognized as revenue and are offset in part by losses in the amount of the dealer concessions that are recognized at the time of sale to the dealer when the units are issued. The deferred amounts are received by the Partnership generally over a 12-month period. During the year ended December 31, 2001, the Partnership sold certain of these receivables totaling $96,541,481 to affiliates of Grace and members of management at an aggregate discount of $4,476,394 to the face amount of those receivables. The losses resulting from these sales were netted with revenues from principal transactions in the statement of operations.

Certain employees of the Partnership own limited partnership interests in Grace.

The Partnership has an arrangement with its affiliate in Canada to provide services in connection with the affiliate's mutual fund product line. The arrangement calls for the payment of fees to the Partnership based on a percentage of the aggregate subscription price of all units purchased, and a percentage of the net asset value and an amount equal to the trailing commission. Fees earned under this arrangement were $447,329.

Amounts receivable and payable from affiliates primarily represent costs incurred, or paid on behalf of affiliated entities for certain administrative, human resource and information technology services.

11. EMPLOYEE BENEFIT PLAN

The Partnership has a defined contribution plan, under Section 401(k) of the Internal Revenue Code, available to all eligible employees. Participants may contribute up to 20% of their annual salary to the plan to a maximum of $10,500 in the year ended 2001. Partnership contributions are at the discretion of management. The Partnership's expense under the Plan totaled approximately $239,923 for the year ended December 31, 2001, of which $182,435 and $57,488 were for contributions to the plan and administrative costs of administering the plan, respectively.

12. NET CAPITAL REQUIREMENTS

As a registered broker-dealer with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers ("NASD"), the Partnership is subject to the SEC's Rule 15c3-1 under the Securities Exchange Act of 1934. This Rule prohibits a broker-dealer from engaging in any securities transaction at a time when its net capital is less than the greater of 6⅔% of aggregate indebtedness, as those terms are defined, or $250,000.

At December 31, 2001, the Partnership had net capital of $7,253,219, which was $6,801,623 in excess of its required net capital of $451,596. The Partnership's ratio of aggregate indebtedness to net capital was .93 to 1.

Advances to affiliates and other capital withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC.

* * * * * *

SUPPLEMENTAL SCHEDULES

NIKE SECURITIES L.P.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2001

PARTNERS' CAPITAL:	$17,560,001
NONALLOWABLE ASSETS:	
Customer and noncustomer unsecured accounts	431,251
Other investments not readily marketable	98,100
Investment in and receivables from related entities	4,472,647
Office furnishings and equipment and leasehold improvements	1,595,392
Other assets	2,189,195
Total nonallowable assets	8,786,585
OTHER CHARGES:	
Aged fail-to-deliver	108,175
Total other charges	108,175
TOTAL NONALLOWABLE ASSETS AND OTHER CHARGES	8,894,760
Net capital before haircuts on securities positions	8,665,241
HAIRCUTS ON SECURITIES POSITIONS	1,412,022
Net capital	7,253,219
TOTAL AGGREGATE INDEBTEDNESS	6,773,954
MINIMUM NET CAPITAL REQUIRED (The greater of $250,000 or 6- 2/3% of aggregate indebtedness)	451,596
NET CAPITAL IN EXCESS OF MINIMUM REQUIREMENTS	$ 6,801,623
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.93 to 1

NOTE: The above computation does not differ materially from the computation (unconsolidated) included in the unaudited X-17a-5 Part II filing as of December 31, 2001

NIKE SECURITIES L.P.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 DECEMBER 31, 2001

CREDIT BALANCES	
Free credit balances and other credit balances in customers' security accounts	$ 25,209
Monies borrowed collateralized by securities carried for the accounts of customers	1,038,452
Customers' securities failed to receive	2,623,545
Credit balance in firm accounts which are attributable to principal sales to customers	272,361
Total credits	3,959,567
DEBIT BALANCES - net of 1% charge	
Debit balances in customers' cash and margin accounts, exclusive of unsecured accounts and net of accounts doubtful of collection	3,818,196
Total debits	3,818,196
RESERVE COMPUTATION:	
Excess of total credits over total debits	(141,371)
105% of excess of total credits over total debits	$ 148,439
AMOUNT HELD ON DEPOSIT IN "RESERVE BANK ACCOUNT" AT END OF REPORTING PERIOD	$ 300,000

Note: There are no material differences between the computation above and the computation included in Nike Securities L.P. (unconsolidated) unaudited X-17a-5 Part II filing as of December 31, 2001

NIKE SECURITIES L.P.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 DECEMBER 31, 2001

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of December 31, 2001 (for which instructions to reduce to possession or control have been issued as of the audit date but for which the required action was not taken by the respondent within the time frame specified under Rule 15c3-3):

   Number of items: ____ $ ____

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2001, excluding items arising from "temporary lags resulting from normal business operations" as permitted under Rule 15c3-3:

   Number of items: ____ $ ____

Deloitte & Touche LLP
Two Prudential Plaza
180 North Stetson Avenue
Chicago, Illinois 60601-6779

Tel: (312) 946-3000
Fax: (312) 946-2600
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT ON THE INTERNAL CONTROL AS REQUIRED BY SEC RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

To the Partners of
Nike Securities L.P.
Chicago, Illinois

In planning and performing our audit of the consolidated financial statements of Nike Securities L.P. and subsidiary (the "Partnership") for the year ended December 31, 2001 (on which we issued our report dated February 22, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Partnership (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) (including the practices and procedures followed by the Company in making the periodic computations for proprietary accounts of introducing brokers ("PAIB")); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Partnership's internal control would not necessarily disclose all matters in the Partnership's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Partnership's internal control and its operation, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of the Partners, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 22, 2002

Nike Securities L.P. and Subsidiary

Consolidated Financial Statements and Supplemental Schedules for the Year Ended December 31, 2001 and Independent Auditors' Report and Supplemental Report on Internal Control

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition and supplemental report on internal control, bound separately, have been filed with the Securities and Exchange Commission simultaneously herewith as a Public Document.